Exhibit 99.1

GAMESQUARE HOLDINGS, INC.

(formerly Engine Gaming and Media, Inc.)

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six months ended

February 28, 2023, and 2022

(Expressed in United States Dollars)

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

NOTICE OF NO AUDITOR REVIEW OF

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, the financial statements must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of GameSquare Holdings, Inc., (formerly Engine Gaming & Media, Inc.) (the “Company”) are the responsibility of management and the Board of Directors.

The interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the interim condensed consolidated financial statements and (ii) the interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in United States Dollars)

	Note	February 28, 2023	August 31, 2022
		$	$
ASSETS
Current
Cash		2,988,289	8,601,706
Restricted cash	14	47,455	47,455
Accounts and other receivables	6	6,267,810	8,404,009
Government remittances		995,341	874,334
Publisher advance, current	6	117,323	1,490,648
Prepaid expenses and other		1,116,083	2,064,221
Promissory notes receivable	7	-	576,528
		11,532,301	22,058,901
Non-Current
Publisher advance, non-current	6	-	-
Investment at FVTPL	8	2,629,851	2,629,851
Property and equipment	9	117,926	127,390
Goodwill	10	15,189,874	15,200,188
Intangible assets	11	2,082,027	2,667,363
Right-of-use assets	12	5,052	11,115
		20,024,730	20,635,907
		31,557,031	42,694,808

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in United States Dollars)

	Note	February 28, 2023	August 31, 2022
		$	$
LIABILITIES
Current
Accounts payable	26	11,032,774	12,772,375
Accrued liabilities	26	2,928,630	3,756,758
Players liability account	14	47,455	47,455
Deferred revenue		1,594,625	1,077,923
Lease liabilities, current	13	382,444	388,834
Promissory notes payable	15	821,815	771,762
Warrant liability	17	242,322	49,894
Convertible debt, current	16	5,150,429	2,267,367
Arbitration reserve	22	1,659,875	692,613
		23,860,369	21,824,981

Convertible debt, non-current	16	2,328,057	4,983,236
		2,328,057	4,983,236
		26,188,426	26,808,217

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	18	126,847,679	124,897,859
Contributed surplus		20,834,158	20,351,522
Foreign currency translation reserve		(2,296,618)	(2,069,219)
Deficit		(140,016,614)	(127,293,571)
		5,368,605	15,886,591
		31,557,031	42,694,808
Going concern	1
Commitments and contingencies	22
Subsequent events	28

Approved on Behalf of Board:	“Tom Rogers”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)

(Unaudited)

(Expressed in United States Dollars)

		For the three months ended		For the six months ended
	Note	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
CONTINUING OPERATIONS		$	$	$	$
REVENUE
Direct to consumer		-	-	-	-
Software-as-a-service		2,441,736	2,139,463	4,881,420	4,589,298
Advertising		6,497,725	6,858,563	14,327,627	16,623,230
		8,939,461	8,998,026	19,209,047	21,212,528
EXPENSES
Salaries and wages	25	3,086,097	3,733,521	6,124,701	6,924,528
Consulting	25	527,284	586,776	1,000,897	1,116,049
Professional fees		340,342	715,852	626,069	1,239,023
Revenue sharing expense		6,060,552	6,291,112	13,353,910	15,257,848
Sponsorships and tournaments		-	-	-	-
Advertising and promotion		148,587	335,678	281,206	698,801
Office and general		1,163,432	1,212,741	2,188,073	2,456,931
Technology expenses		613,655	652,232	1,366,895	1,335,818
Amortization and depreciation	9,11,12	308,211	306,905	615,801	619,258
Share-based payments	19,20	683,935	1,255,326	2,432,456	2,576,412
Interest expense	15, 16	161,453	197,855	314,324	395,105
(Gain) loss on foreign exchange		43,945	(13,025)	245,605	91,632
Gain on modification of debt		-	-	(30,688)	-
Transaction costs		681,447	349,404	799,532	356,523
Arbitration settlement reserve	22	1,096,096	(1,208,556)	967,262	(3,948,608)
Restructuring costs	27	-	35,747	185,539	35,747
Change in fair value of promissory notes receivable	7	-	-	3,757	-
Change in fair value of warrant liability	17	221,165	(998,757)	194,035	(3,940,303)
Change in fair value of convertible debt	16	977,595	(293,762)	1,213,605	(1,976,934)
		16,113,796	13,159,049	31,882,979	23,237,830
Net income (loss) for the period before discontinued operations		(7,174,335)	(4,161,023)	(12,673,932)	(2,025,302)
Income tax expense				-	-
		(7,174,335)	(4,161,023)	(12,673,932)	(2,025,302)
DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations	23	(183,026)	(2,527,272)	(49,111)	(5,991,749)
Net income (loss) for the period from discontinued operations		(183,026)	(2,527,272)	(49,111)	(5,991,749)
Net loss for the period		(7,357,361)	(6,688,295)	(12,723,043)	(8,017,051)

Net (income) loss attributable to non-controlling interest		-	(43,874)	-	(68,638)
Net loss attributable to owners of the Company		(7,357,361)	(6,732,169)	(12,723,043)	(8,085,689)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		83,730	(64,559)	(227,399)	104,859
Comprehensive loss for the period		(7,273,631)	(6,796,728)	(12,950,442)	(7,980,830)
INCOME (LOSS) PER SHARE
Basic income (loss) per share - continuing operations	5	(0.45)	(0.27)	(0.80)	(0.13)
Basic income (loss) per share - discontinued operations		(0.01)	(0.16)	-	(0.38)
Basic and diluted loss per share	5	(0.46)	(0.43)	(0.80)	(0.51)
Weighted average number of shares outstanding - Basic and Diluted	5	16,027,267	15,634,944	15,923,921	15,600,100

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Interim Condensed Consolidated Statements of Shareholders’ Equity (Deficiency)

(Unaudited)

(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544
Share-based payments	-	-	-	2,576,412	-	-	2,576,412	-	2,576,412
Shares issued on vesting of RSUs	91,635	681,759	-	(681,759)	-	-	-	-	-
Non-controlling interest in subsidiary	-	-	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(8,085,689)	(8,085,689)	68,638	(8,017,051)
Foreign currency translation differences	-	-	-	-	104,859	-	104,859	-	104,859
Balance, as at February 28, 2022	15,634,944	123,422,989	-	19,714,586	(2,219,166)	(120,900,662)	20,017,747	212,017	20,229,764

Balance, as at August 31, 2022	15,803,875	124,897,859	-	20,351,522	(2,069,219)	(127,293,571)	15,886,591	-	15,886,591
Share-based payments	-	-	-	2,432,456	-	-	2,432,456	-	2,432,456
Return to treasury - Sideqik acquisition	(9,098)	-	-	-	-	-	-	-	-
Shares issued on vesting of RSUs	118,433	616,486	-	(616,486)	-	-	-	-	-
Shares issued under shares for services	114,057	1,333,334	-	(1,333,334)	-	-	-	-	-
Net income for the year	-	-	-	-	-	(12,723,043)	(12,723,043)	-	(12,723,043)
Foreign currency translation differences	-	-	-	-	(227,399)	-	(227,399)	-	(227,399)
Balance, as at February 28, 2023	16,027,267	126,847,679	-	20,834,158	(2,296,618)	(140,016,614)	5,368,605	-	5,368,605

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States Dollars)

		For the six months ended
	Note	February 28, 2023	February 28, 2022
		$	$
OPERATING ACTIVITIES
Net loss for the period		(12,723,043)	(8,017,051)
Items not affecting cash:
Amortization and depreciation	9,11,12	637,932	2,059,965
Impairment expense		-	266,470
Arbitration settlement reserve	22	967,262	(3,948,608)
Gain on modification of debt		(30,688)	-
Change in fair value of promissory notes receivable	7	3,757	-
Change in fair value of warrant liability	17	194,035	(3,940,303)
Change in fair value of convertible debt	16	1,213,605	(1,976,934)
Accretion of debt		-	4,610
Share-based payments	19, 20	2,432,456	2,576,412
		(7,304,684)	(12,975,439)
Changes in non-cash working capital:
Restricted cash		-	4,596
Accounts and other receivables		2,136,199	(884,149)
Government remittances		(121,007)	(393,867)
Publisher advance	6	1,373,325	1,526,326
Prepaid expenses and other		948,138	784,145
Held for sale - Eden		-	(275,191)
Accounts payable		(1,797,417)	2,923,555
Accrued liabilities		(1,133,265)	942,053
Players liability account		-	(4,596)
Deferred revenue		516,702	(1,469,385)
		1,922,675	3,153,487
		(5,382,009)	(9,821,952)
INVESTING ACTIVITIES
Purchase of property and equipment		(37,131)	(47,671)
		(37,131)	(47,671)
FINANCING ACTIVITIES
Proceeds (payments) on promissory notes payable, net	15	50,053	(38,125)
Payments on lease financing	13	(6,690)	(141,077)
Payments on long-term debt		-	(50,714)
		43,363	(229,916)
Impact of foreign exchange on cash		(237,640)	142,443
Change in cash		(5,613,417)	(9,957,096)

Cash, beginning of period		8,601,706	15,305,996
Cash, end of period		2,988,289	5,348,900

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

1. Corporate information and going concern

(a)	Corporate information

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) (“GameSquare” or the “Company”) is a corporation existing under the Business Corporations Act (British Columbia) (and was originally incorporated under the Business Corporations Act (Ontario) on April 8, 2011). The registered head office of the Company is 2110 Powers Ferry Road, Suite 450, Atlanta Georgia, USA.

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.), (NASDAQ: GAME; TSXV: GAME) completed its previously announced plan of arrangement (the “Arrangement”) with GameSquare Esports Inc. (“GSQ”) on April 11, 2023, resulting in the Company acquiring all the issued and outstanding securities of GSQ, see Note 28.

The Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

(b)	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $140,016,614 as of February 28, 2023 (August 31, 2022 –$127,293,571). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute its business strategy or be successful in future financing activities. As of February 28, 2023, the Company had a working capital deficiency of $12,328,068 (August 31, 2022 – working capital surplus of $233,920) which is comprised of current assets less current liabilities. The Company also faces uncertain future impacts from COVID-19, see Note 3(b).

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Prior to the closing of the Arrangement, the Company closed a public offering of 7,673,000 subscription receipts (the “Subscription Receipts”) at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of the over-allotment option, for aggregate gross proceeds of US$9.59 million.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

2. Basis of preparation

(a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended August 31, 2022; and should be read in conjunction with those audited consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on April 17, 2023.

(b)	Basis of consolidation

The interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of February 28, 2023, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
Stream Hatchet S.L.	Spain	100%	Euro
SideQik, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

(c)	Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar (“USD”).

(d)	Income taxes

The Company had no income tax expense for the six months ended February 28, 2023, and 2022. As of February 28, 2023, deferred tax assets have not been recognized because it has not been determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

3. Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is a material uncertainty regarding the Company’s ability to continue as a going concern.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 26	Expected credit losses;
Note 17	Valuation of warrant liability;
Notes 10 and 11	Goodwill and intangible assets;
Notes 19 and 20	Valuation of share-based payments;
Note 16	Valuation of convertible debt; and
Note 22	Contingencies.

(b)	Uncertainty about the effects of COVID-19

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners, and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity, or stock price.

4. Changes in significant accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 - Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

5. Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise, or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss from continuing operations during the three and six months ended February 28, 2023, and 2022 all outstanding options, restricted share units and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive. Weighted average common shares outstanding for the three and six months ended February 28, 2023, were 16,027,267 and 15,923,921, respectively (February 28, 2022- 15,634,944 and 15,600,100), respectively.

6. Accounts, other receivables, and publisher advance

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	February 28, 2023	August 31, 2022
	$	$

Trade accounts receivable	7,445,121	9,750,619
Other receivables	4,429	9,028
Allowance for doubtful accounts	(1,181,740)	(1,355,638)
	6,267,810	8,404,009

A continuity of the Company’s allowance for doubtful accounts is as follows:

	2023	2022
	$	$

Balance, August 31,	(1,355,638)	(1,084,305)
Provision, bad debt expense	(205,542)	-
Write-offs	379,440	-
Balance, February 28,	(1,181,740)	(1,084,305)

(b)	Publisher advance

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. The contract is expected to go through January 2024. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i)	$4 million within one day of execution of the amendment;
(ii)	$1 million on or before February 28, 2021; and
(iii)	$1 million on or before March 31, 2021.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021, forward.

As of February 28, 2023, $6 million had been advanced to the publisher and $5,882,677 had been recouped through the process explained above. As of February 28, 2023, a net amount of $117,323 was outstanding on the advance.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

7. Promissory notes receivable at FVTPL

Promissory notes receivable
$

Balance, August 31, 2022	576,528
Payments	(591,781)
Change in fair value	(3,757)
Effect of foreign exchange	19,010
Balance, February 28, 2023	-

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,585,783) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4, 2023, and October 6, 2023. As of February 28, 2023, the remaining fair value of the promissory notes receivable is $0.

8. Investment at FVTPL

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy, see Note 25. The fair value of this investment was $2,629,851 on February 28, 2023, and August 31, 2022.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

9. Property and equipment

A continuity of the Company’s property and equipment is as follows:

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2021	218,851	603,607	173,044	995,502
Additions	-	46,111	1,560	47,671
Impairment	(153,193)	-	-	(153,193)
Held for sale - Eden Games	(7,613)	(323,150)	(53,910)	(384,673)
Foreign exchange	1,216	(20,606)	(3,076)	(22,466)
February 28, 2022	59,261	305,962	117,618	482,841

August 31, 2022	59,102	271,636	81,994	412,732
Additions	-	37,131	-	37,131
Foreign exchange	77	(1,960)	215	(1,668)
February 28, 2023	59,179	306,807	82,209	448,195

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2021	63,367	406,231	122,093	591,691
Depreciation	3,725	54,281	12,909	70,915
Held for sale - Eden Games	(7,361)	(285,353)	(48,392)	(341,106)
Foreign exchange	(470)	(2,734)	(2,708)	(5,912)
February 28, 2022	59,261	172,425	83,902	315,588

August 31, 2022	59,102	180,579	45,661	285,342
Depreciation	-	46,006	527	46,533
Foreign exchange	77	(1,899)	216	(1,606)
February 28, 2023	59,179	224,686	46,404	330,269

Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2022	-	91,057	36,333	127,390
February 28, 2023	-	82,121	35,805	117,926

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

10. Goodwill

A continuity of the Company’s goodwill is as follows:

	2023	2022
	$	$

Balance, August 31,	15,200,188	18,495,121
Held for sale - Eden Games		(345,150)
Effect of foreign exchange	(10,314)	(35,638)
Balance, February 28,	15,189,874	18,114,333

11. Intangible assets

A continuity of the Company’s intangibles is as follows:

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498
Amortization	943,026	56,000	424,336	199,413	238,561	1,861,336
Held for Sale - Eden	-	(269,098)	(4,709,219)	(1,112,108)	(254,960)	(6,345,385)
Foreign exchange	-	(14,451)	(271,030)	(58,913)	(27,368)	(371,762)
February 28, 2022	3,457,763	738,895	1,784,389	404,039	872,601	7,257,687

August 31, 2022	4,400,790	496,228	2,193,913	232,209	709,167	8,032,307
Amortization	-	-	424,335	10,501	150,500	585,336
Foreign exchange	-	-	(10,950)	(1,733)	-	(12,683)
February 28, 2023	4,400,790	496,228	2,607,298	240,977	859,667	8,604,960

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2022	-	-	555,110	29,532	2,082,721	2,667,363
February 28, 2023	-	-	130,775	19,031	1,932,221	2,082,027

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

12. Right-of-use assets

A continuity of the Company’s right-of-use assets is as follows:

	2023	2022
	$	$

Balance, August 31,	11,115	557,022
Depreciation	(6,063)	(127,714)
Held for sale - Eden Games	-	(16,480)
Effect of foreign exchange	-	(2,459)
Balance, February 28,	5,052	410,369

Right of use assets consist primarily of leases for corporate office facilities and are amortized monthly over the term of the lease, or useful life, if shorter.

13. Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at the financial statement date. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$

Balance, August 31, 2021	24,048	563,503	587,551
Held for sale - Eden Games	-	(18,456)	(18,456)
Interest expense	701	15,262	15,963
Payments	(6,690)	(134,387)	(141,077)
Effect of foreign exchange	-	(2,696)	(2,696)
Balance, February 28, 2022	18,059	423,226	441,285

Balance, August 31, 2022	11,874	376,960	388,834
Acquired	-	-	-
Disposal of Eden Games	-	-	-
Interest expense	300	-	300
Payments	(6,690)	-	(6,690)
Balance, February 28, 2023	5,484	376,960	382,444

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The Company’s lease obligation is classified between current and non-current liabilities as follows:

	Equipment	Office lease	Total
	$	$	$
As of February 28, 2022:
Less than one year	12,575	142,968	155,543
Greater than one year	5,484	280,258	285,742
Total lease obligation	18,059	423,226	441,285

	Equipment	Office lease	Total
	$	$	$
As of February 28, 2023:
Less than one year	5,484	376,960	382,444
Total lease obligation	5,484	376,960	382,444

The future minimum undiscounted lease payments as of February 28, 2022, are presented below:

	Equipment	Office lease	Total

Less than one year	5,575	404,271	409,846
Total undiscounted lease obligation	5,575	404,271	409,846

14. Players liability account

The Players liability account consists of UMG and Winview cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of February 28, 2023, the players liability account balance is the total amount payable if all players were to request closure of their accounts. As of February 28, 2023, the players account liability and corresponding restricted cash balances were the same.

15. Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2022 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of February 28, 2023, interest of $159,232 has been accrued (August 31, 2022 – $141,940).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of February 28, 2023, $462,583 was due under the note (August 31, 2022 – $429,822). The note is secured by the assets of WinView, bears interest at 8%, and is currently due.

(b)	Paycheck Protection Program (the “PPP”) loans

During April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of February 28, 2023, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended August 31, 2020. As of February 28, 2023, $209,875 has not been formally forgiven.

16. Convertible debt

The continuity of convertible debt for the six months ended February 28, 2023, and 2022, is as follows:

	2019 Series	2020 Series	EB CD	Total
	$	$		$

Balance, August 31, 2021	914,428	2,097,127	6,939,941	9,951,496
Interest expense	13,195	99,178	250,000	362,373
Accrued interest on conversion / interest payments	-	-	(375,000)	(375,000)
Effect of foreign exchange	(12,046)	-	-	(12,046)
Change in fair value	(381,765)	(145,317)	(1,449,852)	(1,976,934)
Balance, February 28, 2022	533,812	2,050,988	5,365,089	7,949,889

	2019 Series	2020 Series	EB CD	Total
	$	$		$

Balance, August 31, 2022	-	2,267,367	4,983,236	7,250,603
Interest expense	-	66,884	250,000	316,884
Accrued interest on conversion / interest payments	-	-	(375,000)	(375,000)
Principal and interest at maturity	-	(896,918)	-	(896,918)
Gain on modification of debt	-	(30,688)	-	(30,688)
Change in fair value	-	921,412	292,193	1,213,605
Balance, February 28, 2023	-	2,328,057	5,150,429	7,478,486

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The Company’s convertible debt obligations are classified between current and non-current liabilities on February 28, 2023, as follows:

	2020 Series	EB CD	Total
	$	$	$
As of February 28, 2023:
Less than one year	-	5,150,429	5,150,429
Greater than one year	2,328,057	-	2,328,057
Total convertible debt obligation	2,328,057	5,150,429	7,478,486

(a)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(b)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except the following: (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units. In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share. This modification was with a related party (Note 25) The modification consists of extension of the maturity date from November 20, 2022, to August 25, 2025, an interest rate reduction of 3%, and a decrease in the conversion price of $7.80 constituting a substantial modification from a qualitative perspective. This means that the original convertible debt was effectively extinguished at the carrying value and replaced by the fair value of the modified certificate. The difference of $20,999 between the carrying value of the original instruments and the fair value of the new instrument was recognized in profit or loss. Fair value was estimated using a binomial lattice method. The key assumptions used included share price of $.72, conversion price of $1.10, 3-year term, 7% interest rate, expected volatility of 100%, 3.51% risk free interest rate and 0% expected dividend yield. No costs or fees were incurred for this modification.

The remaining $750,000 principal value of the Company’s 2020 Series convertible debt that was due to mature in November 2022 was either settled by offset against the Company’s promissory notes receivable or amended. Two of the three parties holding the convertible debt agreed to allow the Company to offset principal of $500,000 and interest of $91,781 due at maturity against the Company’s promissory notes receivable (Note 7). The remaining $250,000 principal value convertible debt was amended to extend the maturity date to February 28, 2023, with all other terms remaining unchanged. The modification of the certificate in the principal amount of $250,000 consisting of extension of the maturity date from November 20, 2022, to February 28, 2023, is not a substantial modification from a qualitative perspective. However, the Company elected to designate this financial instrument at FVTPL, which is consistent with similar financial instruments. The original convertible debt was revalued at fair value on the modification date. The difference of $9,689 between the carrying value of the original instruments and the fair value of the modified instrument was recognized in profit or loss. . Fair value was estimated using a binomial lattice method. The key assumptions used included share price of $.67, conversion price of $8.90, 3-month term, 10% interest rate, expected volatility of 90%, 4.01% risk free interest rate and 0% expected dividend yield. No costs or fees were incurred for this modification.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

As of February 28, 2023, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	February 28, 2023 (US$)	August 31, 2022 (US$)

Share price	1.71	0.72
Conversion price	8.9 and 1.10	8.90

Term, in years	2.51	0.22
Interest rate	7%	10%
Expected volatility	100.00%	90.00%
Risk-free interest rate	4.60%	2.85%
Expected dividend yield	0%	0%

(c)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years. The convertible debenture is secured by the Company’s real and personal property, fixtures, leasehold improvements, trade fixtures, equipment, and other personal property as well as all general intangibles relating to or arising from the personal property.

As of February 28, 2023, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	February 28, 2023 (US$)	August 31, 2022 (US$)

Share price	1.71	0.72
Conversion price	10.25	10.25
Warrant exercise price	15.00	15.00

Term, in years	0.99	1.48
Interest rate	10%	10%
Expected volatility	120.00%	90.00%
Risk-free interest rate	4.96%	3.45%
Expected dividend yield	0%	0%

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

(d)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of February 28, 2023 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $2.33 (USD $1.71)	The share price was higher (lower)
		Risk-free interest rate (4.60% to 4.96%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (3.43% to 4.49%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$.94 (USD $.72)	The share price was higher (lower)
		Risk-free interest rate (2.85% to 3.45%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (10.13% to 13.56%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

17. Warrant liability

Liability measured warrants having CAD exercise price

The following tables reflect the continuity of the Company’s liability measured warrants for the six months ended February 28, 2023, and 2022:

Amount
$

Balance at August 31, 2021	4,868,703
Change in fair value	(3,940,303)
Foreign exchange	(69,213)
Balance, February 28, 2022	859,187

Amount
$

Balance at August 31, 2022	49,894
Change in fair value	194,035
Foreign exchange	(1,607)
Balance, February 28, 2023	242,322

The following tables reflects the continuity of the Company’s outstanding liability warrants for the six months ended February 28, 2023, and 2022:

	Number of	Weighted-average
		exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2021	1,452,843	8.96
Outstanding as of February 28, 2022	1,452,843	8.96

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2022	1,329,684	8.53
Expired	(29,066)	27.00
Outstanding as of February 28, 2023	1,300,618	8.53

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The following table reflects the liability measured warrants issued and outstanding as of February 28, 2023:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
March 20, 2023	27,777	13.50	0.05
March 30, 2023	46,909	13.50	0.08
March 31, 2023	17,222	13.50	0.08
May 27, 2023	130,304	13.50	0.24
July 8, 2024	445,982	7.50	1.36
July 25, 2024	401,624	7.50	1.41
August 8, 2024	230,800	7.50	1.44
	1,300,618	$8.53	1.19

As at February 28, 2023, the fair value of the 1,300,618 warrants outstanding (August 31, 2022 – 1,329,684) was determined to be $242,322 (August 31, 2022 – $49,894) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.05 – 1.44 years (August 31, 2022 – 0.30 – 1.65 years) as expected average life; share price of CAD$2.33 (August 31, 2022 – CAD$8.93); exercise price of CAD$7.50 – CAD$13.50 (August 31, 2022 – CAD$7.50 – CAD$27.00); 90% expected volatility (August 31, 2022 – 90%); risk free interest rate of 4.84% (August 31, 2022 – 3.61% - 3.87%); and an expected dividend yield of 0%.

If all liability measured warrants outstanding and exercisable as of February 28, 2023, were exercised, the Company would receive cash from exercise of approximately $8.2 million.

Equity measured warrants having USD exercise price

The Company’s 3,511,577 equity measured warrants as of February 28, 2023, and 3,736,296 as of August 31, 2022, had an average weighted-average exercise price of $15.

The following table reflects the equity measured warrants issued and outstanding as of February 28, 2023:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price USD	Average remaining contractual life (years)
January 8, 2024	1,868,787	15.00	1.11
January 22, 2024	522,898	15.00	1.15
February 24, 2024	1,058,227	15.00	1.24
August 19, 2024	49,999	15.00	1.72
September 15, 2024	11,666	15.00	1.79
	3,511,577	$15.00	1.16

If all equity measured warrants outstanding and exercisable as of February 28, 2023, were exercised, the Company would receive cash from exercise of approximately $52.7 million.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

18. Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2021	15,543,309	122,741,230
Shares issued on vesting of RSUs	91,635	681,759
Balance, February 28, 2022	15,634,944	123,422,989

	Shares	Consideration
	#	$

Balance, August 31, 2022	15,803,875	124,897,859
Return to treasury - Sideqik acquisition	(9,098)	-
Shares issued on vesting of RSUs	118,433	616,486
Shares issued under shares for services	114,057	1,333,334
Balance, February 28, 2023	16,027,267	126,847,679

(c)	Activity for the period

During the six months ended February 28, 2023, 9,098 shares related to the completion of the Sideqik acquisition were returned to the Company. The Company issued 118,433 common shares upon vesting of an equal number of RSUs, see (Note 20) and 114,057 shares for services provided by certain officers of Sideqik.

During the six months ended February 28, 2022, the Company issued 91,635 common shares upon vesting of an equal number of RSUs, see (Note 20).

19. Stock options

On October 6, 2021, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of July 15, 2020. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The following table reflects the continuity of stock options for the six months ended February 28, 2023, and 2022:

		Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)

Balance, August 31, 2021	692,938	11.64	7.06	4.46
Granted	28,750	5.42	2.44
Forefitures	(1,564)	71.84	1.43
Balance, February 28, 2022	720,124	11.26	6.89	4.08

Balance, August 31, 2022	1,143,182	1.49	2.45	5.64
Granted	637,176	0.65	0.43
Cancelled	(229,600)	0.65	7.35
Forefitures	(41,100)	6.35	3.59
Balance, February 28, 2023	1,512,787	1.13	0.83	5.33

Exercisable as of February 28 2023	1,089,319	1.14	0.78	5.30

On December 2, 2022, the Company completed an option repricing in which 266,160 options were exchanged or 36,561 with an exercise price of $.65, the exchanged options were at various exercise prices above $.65.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The following tables reflect the stock options issued and outstanding as of February 28, 2023:

Expiry date	Outstanding options	Weighted average exercise price USD	Weighted average remaining contractual term (Years)

April 1, 2023	1,800	0.65	0.09
August 25, 2025	340	76.43	2.49
February 10, 2026	1,338	76.43	2.95
May 23, 2026	9	76.43	3.23
June 24, 2026	15,009	0.65	3.32
July 2, 2026	4,502	0.65	3.34
August 20, 2026	1,000	0.65	3.48
March 3, 2027	1,003	76.43	4.01
November 3, 2027	133	76.43	4.68
November 7, 2029	13,250	0.65	6.70
June 14, 2031	10,683	11.69	8.30
November 23, 2031	10,000	9.82	8.74
January 31, 2027	1,500	0.65	3.93
April 12, 2027	100,000	1.80	4.12
August 10, 2027	100,000	0.90	4.45
September 30, 2027	68,500	0.60	4.59
October 31, 2027	96,176	0.65	4.67
December 2, 2027	472,500	0.65	4.76
May 26, 2029	615,044	0.95	6.24

	1,512,787	1.13	5.33

Of the 1,512,787 options outstanding as of February 28, 2023 (August 31, 2022 – 1,143,182), 1,089,319 are exercisable as of February 28, 2023 (August 31, 2022 – 555,934). During the six months ended February 28, 2023, share-based compensation expense for the Company’s stock options was $1,868,377 (February 28, 2022 – $1,704,023).

20. Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 1,548,174 common shares.

The Company’s outstanding RSUs are as follows:

Number
#

Balance, August 31, 2021	490,174
Granted	100,626
Vested	(91,635)
Cancelled	(26,520)
Balance, February 28, 2022	472,645

Balance, August 31, 2022	1,196,211
Granted	160,758
Vested	(118,433)
Cancelled	(23,294)
Balance, February 28, 2023	1,215,242

During the six months ended February 28, 2023, , the Company granted 68,697 to key management employees pursuant to the Company’s incentive plan. The fair value of these RSUs was estimated based on the closing price CAD$.90 for a total fair value of CAD$61,827. These RSUs have a performance condition that the Company estimates will be achieved during the fiscal quarter ending May 31, 2023. The fair value of the 68,697 RSUs will be recognized as share-based compensation over the vesting period of five months. During the period the Company also granted 92,061 RSUs to members of the board of directors pursuant to the Company’s incentive plan. The fair value of these RSUs was estimated based on the closing prices of CAD$.79 for a total fair value of CAD$72,728. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately ten months.

During the six months ended February 28, 2022, the Company granted 100,626 to members of the board of directors pursuant to the Company’s incentive plan. The fair value of these RSUs was estimated based on the closing prices of CAD$4.98 to CAD$5.49 for a total fair value of CAD$514,551. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately twelve months.

During the six months ended February 28, 2023, and 2022, share-based compensation expense for the Company’s RSUs was $564,079 and 872,295, respectively.

21. Capital management

The Company considers its capital to be its shareholders’ equity.

As of February 28, 2023, the Company had shareholders’ equity (deficit) before non-controlling interests of $5,368,605 (August 31, 2022 – equity of $15,886,591). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, utilizing lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The Company may also return capital to shareholders through the repurchase of shares, pay dividends, or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the six months ended February 28, 2023, and 2022.

22. Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $1,659,875, which represents the fair value of the common shares directed to be delivered as of February 28, 2023. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to the Company. The relief sought includes rescission of the sale of Winview to the Company and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending and the court’s review of these motions has been suspended pending the outcome of inter partes review proceedings filed with the United States Patent Office regarding some of the patents involved in these actions.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

23. Discontinued operations

Winview

During the fourth quarter of fiscal 2022, The Company executed a plan to discontinue operating the Winview business, following a strategic decision to focus the Company’s resources on the key revenue streams of software-as-a-service and advertising. Winview was previously part of the Company’s Gaming segment.

Accordingly, WinView results for the current and comparative periods have been presented as discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. Winview revenue was previously categorized as Direct to consumer.

During the three months ended August 31, 2022, the Company recognized patent impairment expense amounting to $5,029,475. The impairment expense reflects the impact of reductions in estimated future net cash flows for certain portfolios that management determined it would no longer allocate resources to in future periods. The impairment expense consisted of the excess of the asset’s recoverable value over its fair value less costs of disposal. The key assumption in calculating the asset’s recoverable value is cash flow projections of $0. The Company recorded impairment losses of $136,331 to write down the right of use asset to fair value less costs of disposal, the remaining book value of these assets is $0. These impairments were recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Results from the discontinued operations for Winview and the related cash flows are as follows:

	For the three months ended		For the six months ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
			$	$
Revenues
Revenue	-	45,136	-	54,156

Operating expenses
Salaries and wages	-	605,264	-	1,184,544
Consulting	-	388,747	-	756,027
Professional fees	106,958	95,430	108,554	325,017
Sponsorships and tournaments	-	46,326	15,155	107,945
Advertising and promotion	-	214,882	-	354,093
Office and general	11,047	152,544	21,322	306,269
Technology expenses	-	19,537	-	39,208
Amortization and depreciation	-	488,555	-	977,109
Impairment expense	-	-	-	-
Restructuring Costs	-	-	2,242	-
Interest expense	9,271	10,063	15,159	18,332
(Gain) loss on foreign exchange	351	1,218	852	1,218
Non-operational professional fees	50,000	625,944	10,933	1,600,391
Net income (loss) from discontinued operations	(177,627)	(2,603,374)	(174,217)	(5,615,997)

	For the six months ended
	February 28, 2023	February 28, 2022

Net cash provided by (used in) operating activities	(99,525)	110,929
Net cash used in financing activities	32,761	(106,212)
Change in cash	(66,764)	4,717
Cash, beginning of period	20,612	52,746
Cash, end of period	(46,152)	57,463

UMG

The Company entered into an agreement on June 13, 2022, to sell certain assets of UMG for $100. On June 30, 2022, the Company completed the sale. Concurrently with the sale agreement the Company entered into a transition services agreement with the purchaser for a total value of $300,000 of which $262,000 has been recognized as additional purchase consideration in other receivables, with payments beginning July 31, 2022, and the remainder to be paid in full, 12 months following the first payment.

Accordingly, UMG results for the current and comparative periods have been presented as discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. UMG revenue was previously categorized as Direct to consumer.

During the quarter ended May 2022, the Company recognized impairment expense relating to assets not disposed of in connection with the UMG asset sale amounting to $476,404. The impairment expense reflects the reductions to $0 of the right of use asset, application platform and brand intangible assets, and a group of fixed assets. The impairment expense consisted of the excess of the asset’s carrying values over their fair values less costs of disposal. (Notes 10, 14 and 15). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Results from the discontinued operations for UMG and the related cash flows are as follows:

	For the three months ended		For the six months ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
			$	$
Revenues
Revenue	7,022	221,899	14,065	245,729

Operating expenses
Salaries and wages	1,335	343,458	1,335	680,797
Consulting	-	-	-	-
Professional fees	840	17,666	1,980	3,701
Sponsorships and tournaments	(121,827)	189,720	(121,827)	577,187
Advertising and promotion	126,202	6,212	29	16,243
Office and general	212	20,559	633	36,953
Technology expenses	116	34,533	3,316	62,347
Amortization and depreciation	6,672	111,764	22,131	240,609
Impairment expense	-	266,470	-	266,470
Restructuring Costs	-	90,539	-	90,539
Interest expense	120	4,360	265	9,497
(Gain) loss on foreign exchange	(966)	1,376	(13,377)	30,166
Net income (loss) from discontinued operations	(5,682)	(864,758)	119,580	(1,768,780)

	For the six months ended
	February 28, 2023	February 28, 2022

Net cash provided by (used in) operating activities	(8,402)	(263,996)
Net cash used in financing activities	-	(43,273)
Change in cash	(8,402)	(307,269)
Cash, beginning of period	109,378	175,296
Cash, end of period	100,976	(131,973)

Eden Games

The Company committed to a plan to sell Eden Games, S.A. (“Eden Games”) during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of direct-to- consumer, software-as-a-service, and advertising. Eden Games was previously part of the Company’s Gaming segment. On April 6, 2022, the Company completed the sale of Eden Games.

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,558,319) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4, 2023, and October 6, 2023. The promissory notes receivable was classified at fair value through profit and loss based on management’s expectations about the proposed terms of settlement with the counterparties to the promissory notes and in accordance with the Company’s accounting policies. In November 2022 the Company through a setoff agreement recovered $591,781 (Notes 7 and 16). Currently the fair value of the remaining promissory notes receivable is estimated at $0.

Accordingly, Eden Games’ results for the current and comparative periods have been presented as discontinued operations within the Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss).

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Results of discontinued operations for Eden and the related cash flows are as follows:

	For the three months ended		For the six months ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
			$	$
Revenues
Revenue	-	2,223,077	-	4,325,203

Operating expenses
Salaries and wages	-	891,134	-	1,784,054
Consulting	-	271,534	-	693,619
Professional fees	-	-	-	-
Sponsorships and tournaments	-	-	-	-
Advertising and promotion	-	-	-	-
Office and general	-	9,602	-	185,096
Technology expenses	-	-	-	-
Amortization and depreciation	-	109,894	-	222,989
Share-based payments	-	(46)	-	(94)
Interest expense	-	3,209	-	7,161
(Gain) loss on foreign exchange	-	6,546	-	39,350
Net income (loss) from discontinued operations	-	931,204	-	1,393,028

	For the six months ended
	February 28, 2023	February 28, 2022
	$	$

Net cash provided by (used in) operating activities	-	55,334
Net cash used in financing activities	-	(50,714)
Change in cash	-	4,620
Cash, beginning of period	-	270,571
Cash, end of period	-	275,191

Motorsport Group

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company eliminated its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group were presented as a discontinued operation.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Results of discontinued operations for the Motorsports Group are as follows:

For the six months ended
	February 28, 2023	February 28, 2022
	$	$

Net cash provided by (used in) operating activities	-	-
Disposal of Motorsports	-	-
Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	-	-

24. Segmented information

Information reported to the Company’s Co-Chief Executives, the Chief Operating Decision Makers (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are Gaming, Media, Corporate and Other. Discontinued operations have been removed from the segment information and prior periods have been rested to conform with current year presentation. The Group’s reportable segments under IFRS 8 Operating Segments are therefore as follows:

Gaming	-	Services related to competitive organized video gaming or sporting events;
Media	-	Platform and advertising services provided to other broadcasters, primarily local TV and radio broadcasters;
Corporate and Other	-	Services provided to other businesses and other revenues;

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended February 28, 2023:

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	744,203	8,195,258	-	8,939,461

Results
Segment loss	57,629	(2,345,257)	-	(2,287,628)

Central administration costs	-	-	1,705,006	1,705,006
Other gains and losses	23,713	12,630	2,983,905	3,020,248
Finance costs	-	(163)	161,616	161,453
Loss before tax	33,916	(2,357,724)	(4,850,527)	(7,174,335)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(183,026)	-	-	(183,026)
Net income (loss)	(149,110)	(2,357,724)	(4,850,527)	(7,357,361)

The following is an analysis of the Company’s revenue and results by reportable segment for the six months ended February 28, 2023:

Six months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,489,899	17,719,148	-	19,209,047

Results
Segment loss	148,098	(5,870,153)	-	(5,722,055)

Central administration costs	-	-	3,058,906	3,058,906
Other gains and losses	6,301	186,614	3,385,732	3,578,647
Finance costs	-	(309)	314,633	314,324
Income (loss) before tax	141,797	(6,056,458)	(6,759,271)	(12,673,932)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(49,111)	-	-	(49,111)
Net income (loss)	92,686	(6,056,458)	(6,759,271)	(12,723,043)

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended February 28, 2022:

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	325,147	8,672,879	-	8,998,026

Results
Segment loss	(269,544)	(2,999,244)	-	(3,268,788)

Central administration costs	-	-	2,823,329	2,823,329
Other gains and losses	4,606	37,190	(2,170,745)	(2,128,949)
Finance costs	-	327	197,528	197,855
Loss before tax	(274,150)	(3,036,761)	(850,112)	(4,161,023)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(2,445,227)	-	(82,045)	(2,527,272)
Non-controlling interest in net loss	-	-	(43,874)	(43,874)
Net income (loss)	(2,719,377)	(3,036,761)	(976,031)	(6,732,169)

The following is an analysis of the Company’s revenue and results by reportable segment for the six months ended February 28, 2022:

Six months ended	Gaming		Media	Corporate and Other	Total
	$		$	$	$
Revenue
External sales	727,565		20,484,963	-	21,212,528

Results
Segment loss	(456,435)		(4,981,159)	-	(5,437,594)

Central administration costs	-		-	5,574,546	5,574,546
Other gains and losses	7,821		35,547	(9,425,311)	(9,381,943)
Finance costs	(1)		702	394,404	395,105
Loss before tax	(464,255)		(5,017,408)	3,456,361	(2,025,302)
Income tax	-		-	-	-
Gain (Loss) for the period from:
Discontinued operations	(5,799,612	)-	(192,137)	(5,991,749)
Non-controlling interest in net loss	-		-	(68,638)	(68,638)
Net loss	(6,263,867)		(5,017,408)	3,195,586	(8,085,689)

Segment loss - Segment loss includes total revenue less operating expenses including the following: salaries and wages, consulting, professional fees, revenue sharing expense, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Central administration costs - Central administration costs include corporate operating expenses including the following: salaries and wages, consulting, professional fees, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Other gains and losses - Other gains and losses includes gain / loss on foreign exchange, loss on extinguishment of debt, gain on retained interest in former associate, transaction costs, arbitration settlement reserve, impairment expense, restructuring costs, change in fair value of investment at FVTPL, change in fair value of warrant liability and change in fair value of convertible debt.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Finance costs - Finance costs include interest expenses.

Geographical breakdown

	North America	European Union	Total
	$	$	$
August 31, 2022
Assets	41,548,305	1,146,503	42,694,808
Long-term assets	20,635,907	-	20,635,907

February 28, 2023
Assets	30,311,853	1,245,179	31,557,031
Long-term assets	20,019,750	4,980	20,024,730

25. Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management for the six months ended February 28, 2023, and 2022, includes the following:

	For the three months ended		For the six months ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
	$	$	$	$

Total compensation paid to key management	323,250	360,887	659,000	708,143
Share based payments	304,241	209,613	494,999	363,284

Total compensation paid to key management is recorded in consulting fees, salaries and wages and share based payments in the consolidated statement of income (loss) and comprehensive income (loss) for the six months ended February 28, 2023, and 2022.

Amounts due to related parties as of February 28, 2023, with respect to the above fees were $0 ( August 31, 2022 – $5,588). The amounts due to/from related parties are recorded within accounts payable and accrued liabilities on the consolidated statement of income (loss) and comprehensive income (loss). These amounts are unsecured, non-interest bearing and due on demand.

Convertible debenture with a director of the Company as counterparty

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share. In place of the expiring convertible debentures, the Company has issued a new convertible debenture with an aggregate principal amount of US$1,250,000 which expires on August 31, 2025, carries an annual interest rate of 7% per annum and is convertible into common shares of the Company at a conversion price of US$1.10 per share (Note 16).

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Each of the expiring convertible debentures and the replacement convertible debenture is beneficially held by a director of the Company. The participation of a director in the amendment of the convertible debentures constitutes a “related party transaction” as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the amendment of the convertible debentures does not exceed 25% of the market capitalization of the Company.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. One of the directors of the Company are among the pool of Stubholders.

26. Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, liquidity risk and market risk and other price risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. As of February 28, 2023, the allowance for doubtful accounts was $1,181,740 (August 31, 2022-$1,355,638).

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

As of February 28, 2023, one customer (August 31, 2022 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, one customer accounted for 14% and 16% of the Company’s accounts and other receivables balance as of February 28, 2023, and August 31, 2022, respectively. During the six months ended February 28, 2023, one (February 28, 2022 – one) customer represented 62% (February 28, 2022 – 69%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of February 28, 2023:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	4,159,455	916,511	168,350	83,190	2,117,615	7,445,121
Allowance for doubtful accounts	-	-	-	-	1,181,740	1,181,740
% Allowance	0%	0%	0%	0%	56%	16%

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short-term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	2-5 years
	$	$

Accounts payable	11,032,774	-
Accrued liabilities	2,928,630	-
Players liability account	47,455	-
Promissory notes payable	821,815	-
Convertible debt	5,150,429	2,328,057

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

(d)	Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(e)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Carrying value at February 28, 2023	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	2,988,289
Restricted cash	-	47,455
Accounts and other receivables	-	6,267,810
Government remittances	-	995,341
Publisher advance	117,323	-
Promissory notes receivable	-	-
Investment at FVTPL	2,629,851	-
	2,747,174	10,298,895

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

Carrying value at February 28, 2023	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	11,032,774
Accrued liabilities	-	-	2,928,630
Players liability account	-	-	47,455
Promissory notes payable	-	-	821,815
Warrant liability	242,322	-	-
Convertible debt	-	7,478,486	-
	242,322	7,478,486	14,830,674

Carrying value at August 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	8,601,706
Restricted cash	-	47,455
Accounts and other receivables	-	8,404,009
Government remittances	-	874,334
Publisher advance	1,490,648	-
Promissory notes receivable	576,528	-
Investment at FVTPL	2,629,851	-
	4,697,027	17,927,504

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
	49,894	7,250,603	17,348,350

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of February 28, 2023
	$	$	$	$

Warrant liability	-	242,322	-	242,322
Convertible debt	-	-	7,478,486	7,478,486
Publisher advance	-	-	117,323	117,323
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2022
	$	$	$	$

Warrant liability	-	49,894	-	49,894
Convertible debt	-	-	7,250,603	7,250,603
Publisher advance	-	-	1,490,648	1,490,648
Promissory notes receivable	-	-	576,528	576,528
Investment at FVTPL	-	-	2,629,851	2,629,851

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

27. Restructuring charges

During the six months ended February 28, 2023, a restructuring provision of $185,539 was made primarily to cover employee related costs for headcount reductions at the Company’s most recently acquired business.

During the six months ended February 28, 2022, a restructuring provision of $126,286 was made primarily to cover employee related costs for headcount reductions due to shuttering of the UMG business and corporate workforce reductions.

28. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through April 17, 2023, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transaction described below.

Arrangement Agreement

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.), completed its previously announced plan of arrangement with GameSquare Esports Inc. (“GSQ”) on April 11, 2023, resulting in the Company acquiring all the issued and outstanding securities of GSQ. The combined entity is now known as GameSquare Holdings, Inc. with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

GameSquare Holdings, Inc.

(formerly Engine Gaming & Media, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023, and 2022

(Unaudited)

(Expressed in United States Dollars)

The Company and GSQ entered into a definitive arrangement agreement dated December 7, 2022, to combine their businesses via an all-share deal, whereby each common share of GameSquare will be exchanged for 0.08262 common shares of the Company (on a pre-Consolidation basis).

Public Offering and Share Consolidation

Prior to the closing of the Arrangement, the Company closed a public offering of 7,673,000 subscription receipts (the “Subscription Receipts”) at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of the over-allotment option, for aggregate gross proceeds of US$9.59 million. As a result of the closing of the Arrangement, the Subscription Receipts were consolidated on the same ratio as the Consolidation (as discussed below) and automatically exchanged on a one-to-one basis for common shares of the Company without any further action on the part of the holder and without payment of additional consideration.

On April 10, 2023, the Company enacted a reverse stock split to consolidate (the “Consolidation”) the Company’s outstanding common shares on the basis of one new common share for every four existing common shares. As a result, the Company has approximately 12.9 million shares outstanding following completion of the Consolidation, the Arrangement and the conversion of the Subscription Receipts.

GameSquare Board of Directors and Management Team

The board of directors of GameSquare includes Justin Kenna, Tom Walker, Travis Goff, Jerami Gorman, Tom Rogers (Executive Chairman), Lou Schwartz, and Stu Porter.

The management team of GameSquare includes Justin Kenna as Chief Executive Officer, Lou Schwartz as President, Mike Munoz as Chief Financial Officer, Sean Horvath as Chief Revenue Officer, Paolo DiPasquale as Chief Strategy Officer, Tyler “Ninja” Blevins as Chief Innovation Officer, John Wilk as General Counsel, and Matt Ehrens as Chief Technology Officer.

Shares for Debt Settlement

The Company announced on March 23, 2023, that it has completed its shares for debt transaction whereby an aggregate of US$305,137 of the Company’s outstanding debt was extinguished by way of the issuance of 200,000 common shares in the capital of the Company (the “Shares”) at a deemed price of US$1.525 (CDN$2.04) per Share. The Company has also issued 100,000 common shares to fully settle an outstanding litigation matter. The Shares issued pursuant to the shares for debt transactions are subject to a four month plus one day hold period expiring on July 23, 2023.

Page 44 of 44